FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 4 August, 2021

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes__ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2021 Second Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 August, 2021

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2021 Second Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free Cash Flow and Net cash / debt. See exhibit I for more details on these alternative performance measures.

Luxembourg, August 4, 2021. - Tenaris S.A. (NYSE and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter ended June 30, 2021 in comparison with its results for the quarter ended June 30, 2020.

Summary of 2021 Second Quarter Results

(Comparison with first quarter of 2021 and second quarter of 2020)

	2Q 2021	1Q 2021		2Q 2020
Net sales ($ million)	1,529	1,182	29%	1,241	23%
Operating income (loss) ($ million)	152	52	194%	(91)
Net income (loss) ($ million)	290	101	188%	(50)
Shareholders’ net income (loss) ($ million)	294	106	176%	(48)
Earnings (losses) per ADS ($)	0.50	0.18	176%	(0.08)
Earnings (losses) per share ($)	0.25	0.09	176%	(0.04)
EBITDA ($ million)	301	196	54%	59	414%
EBITDA margin (% of net sales)	19.7%	16.6%		4.7%

Our second quarter sales were up 29% sequentially, led by a recovery in North and South America but with sales increasing in all reporting regions. EBITDA, which included an extraordinary gain of $33 million from the recognition of fiscal credits in Brazil, continues to recover supported by higher shipments and an increase in average selling prices that compensated higher raw material costs. Operating income is increasing strongly while our net income continues to be boosted by the contribution from our investments in Ternium and Usiminas.

With the increase in activity levels, working capital during the quarter rose by $314 million. Cash used in operating activities totaled $50 million and with capital expenditures of $51 million during the quarter, our free cash flow was negative with an outflow of $102 million. After a dividend payment of $165 million in May 2021, our net cash position declined to $854 million at June 30, 2021.

Market Background and Outlook

The global economy continues to improve, although rates of infection from newer and more infectious COVID-19 variants remain high in many parts of the world. Oil prices have returned to pre-COVID levels as global consumption increases, OPEC+ countries contain production levels and large U.S. shale producers restrain capital spending. Natural gas prices have also risen.

Seasonally adjusted drilling activity has risen in the U.S. and Canada in the first half and is expected to continue to rise in the second half though at a slower pace. In Latin America, it has risen in the first half and is expected to consolidate close to current levels. In the Eastern Hemisphere, drilling activity has started to recover slowly.

We anticipate sales will continue to increase in the third quarter, led by North and South America but tempered by ongoing destocking in the Middle East and a seasonal slow down in Europe. EBITDA margins should reach 20% as price increases and higher absorption of fixed costs continue to compensate for the impact of significant cost increases.

Our North American industrial facilities continue ramping up to meet higher demand. We have hired 700 additional employees in the U.S. since October as we ramped up our facilities in Bay City and McCarty (TX) to full production and reopened our facilities in Conroe (TX) and Koppel (PA). We will reopen our facilities in Ambridge (PA) and Baytown (TX) in August and expect to hire a further 450 persons by the end of the year. We are also advancing with our investments to consolidate our Canadian industrial operations in Sault Ste Marie (ON), where we are now producing premium products.

Analysis of 2021 Second Quarter Results

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	2Q 2021	1Q 2021		2Q 2020
Seamless	611	496	23%	446	37%
Welded	79	71	10%	108	(27%)
Total	690	568	21%	554	25%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	2Q 2021	1Q 2021		2Q 2020
(Net sales - $ million)
North America	706	514	37%	485	45%
South America	230	166	38%	145	58%
Europe	170	143	19%	169	1%
Middle East & Africa	228	196	16%	308	(26%)
Asia Pacific	62	60	4%	83	(24%)
Total net sales ($ million)	1,397	1,080	29%	1,190	17%
Operating income (loss) ($ million)	130	38	243%	(75)
Operating margin (% of sales)	9.3%	3.5%		(6.3%)

Net sales of tubular products and services increased 29% sequentially and 17% year on year. On a sequential basis volumes sold increased 21% and average selling prices increased 6% pulled by higher raw material costs, lower inventory levels and higher demand. Sales increased in all reporting regions, particularly in North and South America reflecting a recovery in drilling activity and higher prices. In North America, we experienced a strong increase in OCTG sales in the United States, with higher prices across the region. In South America we had higher sales in Brazil and Argentina. In Europe we had higher sales of mechanical products to the industrial sector. In the Middle East and Africa we had higher sales in the Middle East while sales in Africa remain low. In Asia Pacific, we had a stable level of sales across the region.

Operating results from tubular products and services amounted to a gain of $130 million in the second quarter of 2021 compared to a gain of $38 million in the previous quarter and a loss of $75 million in the second quarter of 2020. Operating results for our Tubes segment included severance charges of $8 million in the quarter, $5 million in the previous quarter and $52 million in the second quarter of 2020. During the quarter operating results include a $33 million gain related to the recognition of fiscal credits in Brazil, while in the previous quarter we suffered $23 million higher costs associated to the Winter Storm Uri. Our operating margin improved as price increases and a better industrial performance related to the increase in volumes, compensate for higher raw material costs.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	2Q 2021	1Q 2021		2Q 2020
Net sales ($ million)	132	102	29%	51	157%
Operating income (loss) ($ million)	21	13	62%	(15)
Operating margin (% of sales)	16.3%	13.0%		(29.5%)

Net sales of other products and services increased 29% sequentially and 157% year on year. The sequential increase in sales is mainly related to higher sales of industrial equipment in Brazil, higher sales of sucker rods and sales from our new oil services business in Argentina which offers hydraulic fracturing and coiled tubing services.

Selling, general and administrative expenses, or SG&A, amounted to $297 million, or 19.4% of net sales, in the second quarter of 2021, compared to $255 million, 21.6% in the previous quarter and $286 million, 23.0% in the second quarter of 2020. SG&A expenses during the quarter included $6 million of leaving indemnities compared to $3 million in the previous quarter and $26 million in the second quarter of 2020. Sequentially SG&A increased 16%, mainly due to higher selling expenses associated with the recovery in sales.

Other operating results amounted to a gain of $34 million in the second quarter of 2021, compared to $8 million gain in the previous quarter and $3 million loss in the second quarter of 2020. The gain of the quarter is mainly due to a $33 million recognition of fiscal credits in Brazil.

Financial results amounted to a gain of $10 million in the second quarter of 2021, compared to a gain of $12 million in the previous quarter and a loss of $14 million in the second quarter of 2020. The gain of the quarter includes a $17 million gain attributable to interests from fiscal credits in Brazil, which were partially offset by foreign exchange derivatives results.

Equity in earnings of non-consolidated companies generated a gain of $146 million in the second quarter of 2021, compared to a gain of $79 million in the previous quarter and a gain of $4 million in the second quarter of last year. These results are mainly derived from our participation in Ternium (NYSE:TX) and Usiminas, and reflect the good dynamics at the flat steel sector derived from record high steel prices.

Income tax charge amounted to $17 million in the second quarter of 2021, compared to $42 million in the previous quarter and a gain of $49 million in the second quarter of last year. During the quarter the tax charge includes a $24 million deferred tax gain, which is mainly explained by the gain from the revaluation of tax basis in Italy and Argentina, partially offset by a tax rate increase in Argentina.

Cash Flow and Liquidity of 2021 Second Quarter

Net cash used in operating activities during the second quarter of 2021 was $50 million, compared to $70 million generated in the first quarter of 2021 and $448 million generated in the second quarter of last year. During the second quarter of 2021 cash used in working capital amounted to $314 million.

With capital expenditures of $51 million, we had a negative free cash flow of $102 million during the quarter. After a dividend payment of $165 million in May 2021, our net cash position amounted to $854 million at June 30, 2021, from $1.1 billion at March 31, 2021.

Analysis of 2021 First Half Results

	6M 2021	6M 2020	Increase/(Decrease)
Net sales ($ million)	2,710	3,003	(10%)
Operating income (loss) ($ million)	203	(600)	134%
Net income (loss) ($ million)	391	(716)	155%
Shareholders’ net income (loss) ($ million)	400	(708)	157%
Earnings (losses) per ADS ($)	0.68	(1.20)	157%
Earnings (losses) per share ($)	0.34	(0.60)	157%
EBITDA ($ million)	497	338	47%
EBITDA margin (% of net sales)	18.4%	11.3%

Our sales in the first half of 2021 decreased 10% compared to the first half of 2020 as volumes of tubular products shipped declined 9% and average selling prices declined 4% while an increase in the Others segment partially compensates the decline. Despite the reduction in sales, EBITDA increased by $159 million in the first half of 2021 compared to a year ago, as our industrial performance improved due to a more efficient utilization of production capacity as activity levels recovered, lower structural costs and severance charges, which declined steeply from $77 million in the first half of 2020 to $14 million in the first half of 2021. Additionally, during the first six months of 2021 we had a $34 million gain from the recognition of fiscal credits in Brazil, partially offset by $23 million higher costs associated to the Winter Storm Uri. Operating income amounted to $203 million in the first six months of 2021 compared to a net loss of $600 million a year ago, which included an impairment charge of $622 million. Net income in the first six months of 2021 benefited from a $225 million gain from our equity participations, mainly Ternium.

Cash flow provided by operating activities amounted to $20 million during the first half of 2021, including an increase in working capital of $397 million, which reflects the recovery in activity levels. After capital expenditures of $97 million, we had a negative free cash flow of $76 million. Following a dividend payment of $165 million in May 2021, our positive net cash position amounted to $854 million at the end of June 2021.

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	6M 2021		6M 2020		Increase/(Decrease)
Tubes	2,476	91%	2,848	95%	(13%)
Others	234	9%	155	5%	51%
Total	2,710		3,003		(10%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	6M 2021	6M 2020	Increase/(Decrease)
Seamless	1,108	1,111	0%
Welded	150	278	(46%)
Total	1,258	1,389	(9%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	6M 2021	6M 2020	Increase/(Decrease)
(Net sales - $ million)
North America	1,220	1,364	(11%)
South America	396	370	7%
Europe	314	303	4%
Middle East & Africa	424	638	(34%)
Asia Pacific	122	173	(29%)
Total net sales ($ million)	2,476	2,848	(13%)
Operating income (loss) ($ million)	169	(553)
Operating margin (% of sales)	6.8%	(19.4%)

Net sales of tubular products and services decreased 13% to $2,476 million in the first half of 2021, compared to $2,848 million in the first half of 2020 due to a reduction of 9% in volumes and a 4% decrease in average selling prices. Sales decreased in the Middle East & Africa region, in Asia Pacific and in North America, partially compensated by an increase in South America and Europe. Average drilling activity in the first half of 2021 declined 25% both in the United States & Canada and internationally compared to the first half of 2020.

Operating results from tubular products and services amounted to a gain of $169 million in the first half of 2021 compared to a loss of $553 million in the first half of 2020. Tubes operating results in the first six months of 2020 were affected by $75 million of severance charges and by an impairment charge of $582 million. In the first six months of 2021 Tubes operating results were negatively affected by $13 million of severance charges but they benefited from a $34 million gain from the recognition of fiscal credits in Brazil, partially offset by $23 million higher costs associated to the Winter Storm Uri. Despite the reduction in sales our industrial performance improved due to the increased utilization of production capacity.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	6M 2021	6M 2020	Increase/(Decrease)
Net sales ($ million)	234	155	51%
Operating income (loss) ($ million)	35	(47)	174%
Operating margin (% of sales)	14.8%	(30.0%)

Net sales of other products and services increased 51% to $234 million in the first half of 2021, compared to $155 million in the first half of 2020, mainly due to higher sales of excess raw materials, pipes for plumbing applications in Italy and industrial equipment in Brazil.

Operating results from other products and services amounted to a gain of $35 million in the first half of 2021, compared to a loss of $47 million in the first half of 2020. Results in the first six months of 2020 were affected by an impairment charge of $40 million related to sucker rods and coiled tubing businesses. The improvement in operating results is mainly driven by the increase in sales following a recovery in activity and in the level of capacity utilization of our production facilities.

Selling, general and administrative expenses, or SG&A, amounted to $552 million in the first half of 2021, representing 20.4% of sales, and $643 million in the first half of 2020, representing 21.4% of sales. During the first half of 2021 SG&A includes $8 million of severance charges, compared to $36 million in the first half of 2020. Apart from leaving indemnities main SG&A reductions were in selling expenses related to the reduction in sales, in services and fees and in amortizations of intangible assets.

Other operating results amounted to a gain of $42 million in the first half of 2021, compared to a loss of $2 million in the first half of 2020. The gain in 2021 is mainly due to a $34 million recognition of fiscal credits in Brazil.

Financial results amounted to a gain of $21 million in the first half of 2021, compared to a loss of $36 million in the first half of 2020. The $17 million net finance income in the first six months of 2021 includes a $17 million gain attributable to interests from fiscal credits in Brazil. Additionally, in the first half of 2021 we had a $5 million foreign exchange gain net of foreign exchange-derivative results, which is mainly related to the Euro depreciation on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar and the Brazilian real appreciation on U.S. dollar denominated intercompany liabilities in subsidiaries with functional currency Brazilian real, both largely offset in the currency translation reserve in equity.

Equity in earnings of non-consolidated companies generated a gain of $225 million in the first half of 2021, compared to a gain of $6 million in the first half of 2020. These results are mainly derived from our participation in Ternium (NYSE:TX) and Usiminas, and currently reflect the good dynamics at the flat steel sector derived from record high steel prices.

Income tax amounted to a charge of $59 million in the first half of 2021, compared to $86 million in the first half of 2020.

Cash Flow and Liquidity of 2021 First Half

Net cash provided by operating activities during the first half of 2021 amounted to $20 million (including an increase in working capital of $397 million), compared to cash provided by operations of $964 million (including a reduction in working capital of $763 million) in the first half of 2020. Working capital, mainly inventories and trade receivables, increased in the first half of 2021 following the recovery in activity from very low levels in the second half of 2020.

Capital expenditures amounted to $97 million in the first half of 2021, compared to $114 million in the first half of 2020. Negative free cash flow amounted to $76 million in the first half of 2021, compared to a positive free cash flow of $850 million in the first half of 2020.

After a dividend payment of $165 million in May 2021, our net cash position amounted to $854 million at June 30, 2021, from $1.1 billion at December 31, 2020.

Tenaris Files Half-Year Report

Tenaris S.A. announces that it has filed its half-year report for the six-month period ended June 30, 2021 with the Luxembourg Stock Exchange. The half-year report can be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu and from Tenaris’s website at ir.tenaris.com.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of the half-year report, free of charge, at 1-888-300-5432 (toll free from the United States) or 52-229-989-1159 (from outside the United States).

Conference call

Tenaris will hold a conference call to discuss the above reported results, on August 5, 2021, at 10:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 866 789 1656 within North America or +1 630 489 1502 Internationally. The access number is “9397370”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at ir.tenaris.com/events-and-presentations

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 1.00 pm ET on August 5 through 1.00 pm on August 13, 2021. To access the replay by phone, please dial +1 855 859 2056 or +1 404 537 3406 and enter passcode “9397370” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Continuing operations	Unaudited		Unaudited
Net sales	1,528,511	1,241,045	2,710,300	3,003,356
Cost of sales	(1,113,782)	(1,042,322)	(1,996,781)	(2,335,987)
Gross profit	414,729	198,723	713,519	667,369
Selling, general and administrative expenses	(296,785)	(285,964)	(551,811)	(643,009)
Impairment Charge	-	-	-	(622,402)
Other operating income (expense), net	33,750	(3,354)	41,577	(2,098)
Operating income (loss)	151,694	(90,595)	203,285	(600,140)
Finance Income	21,517	3,792	27,215	5,669
Finance Cost	(5,831)	(7,418)	(10,506)	(15,860)
Other financial results	(6,074)	(9,894)	4,680	(25,636)
Income (loss) before equity in earnings of non-consolidated companies and income tax	161,306	(104,115)	224,674	(635,967)
Equity in earnings of non-consolidated companies	145,829	4,406	224,970	6,295
Income (loss) before income tax	307,135	(99,709)	449,644	(629,672)
Income tax	(16,953)	49,402	(58,697)	(86,367)
Income (loss) for the period	290,182	(50,307)	390,947	(716,039)

Attributable to:
Owners of the parent	293,940	(47,961)	400,286	(708,029)
Non-controlling interests	(3,758)	(2,346)	(9,339)	(8,010)
	290,182	(50,307)	390,947	(716,039)

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At June 30, 2021		At December 31, 2020
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	6,024,114		6,193,181
Intangible assets, net	1,404,265		1,429,056
Right-of-use assets, net	224,514		241,953
Investments in non-consolidated companies	1,144,191		957,352
Other investments	292,162		247,082
Deferred tax assets	239,384		205,590
Receivables, net	211,869	9,540,499	154,303	9,428,517
Current assets
Inventories, net	2,145,560		1,636,673
Receivables and prepayments, net	85,989		77,849
Current tax assets	179,942		136,384
Trade receivables, net	1,093,496		968,148
Derivative financial instruments	7,234		11,449
Other investments	573,679		872,488
Cash and cash equivalents	587,337	4,673,237	584,681	4,287,672
Total assets		14,213,736		13,716,189
EQUITY
Capital and reserves attributable to owners of the parent		11,485,222		11,262,888
Non-controlling interests		178,485		183,585
Total equity		11,663,707		11,446,473
LIABILITIES
Non-current liabilities
Borrowings	290,071		315,739
Lease liabilities	189,386		213,848
Deferred tax liabilities	283,190		254,801
Other liabilities	240,923		245,635
Provisions	84,327	1,087,897	73,218	1,103,241
Current liabilities
Borrowings	310,344		303,268
Lease liabilities	40,994		43,495
Derivative financial instruments	3,503		3,217
Current tax liabilities	82,814		90,593
Other liabilities	246,040		202,826
Provisions	10,768		12,279
Customer advances	37,580		48,692
Trade payables	730,089	1,462,132	462,105	1,166,475
Total liabilities		2,550,029		2,269,716
Total equity and liabilities		14,213,736		13,716,189

Consolidated Condensed Interim Statement of Cash Flows

	Three-month period ended June 30,		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2021	2020	2021	2020
Cash flows from operating activities	Unaudited		Unaudited

Income (loss) for the period	290,182	(50,307)	390,947	(716,039)
Adjustments for:
Depreciation and amortization	149,627	149,203	294,096	316,180
Impairment charge	-	-	-	622,402
Income tax accruals less payments	(12,658)	(88,553)	(567)	(2,295)
Equity in earnings of non-consolidated companies	(145,829)	(4,406)	(224,970)	(6,295)
Interest accruals less payments, net	(12,001)	(1,765)	(12,047)	1,371
Changes in provisions	5,562	(291)	9,598	(11,781)
Changes in working capital	(313,764)	446,069	(397,090)	763,040
Currency translation adjustment and others	(11,472)	(2,371)	(39,826)	(2,926)
Net cash (used in) provided by operating activities	(50,353)	447,579	20,141	963,657

Cash flows from investing activities
Capital expenditures	(51,274)	(45,541)	(96,565)	(113,585)
Changes in advance to suppliers of property, plant and equipment	(2,624)	544	(5,728)	117
Acquisition of subsidiaries, net of cash acquired	-	-	-	(1,063,848)
Proceeds from disposal of property, plant and equipment and intangible assets	416	647	5,339	1,165
Dividends received from non-consolidated companies	49,131	278	49,131	278
Changes in investments in securities	65,991	(286,733)	242,923	(255,439)
Net cash provided by (used in) investing activities	61,640	(330,805)	195,100	(1,431,312)

Cash flows from financing activities
Dividends paid	(165,275)	-	(165,275)	-
Dividends paid to non-controlling interest in subsidiaries	(3,207)	-	(3,207)	-
Changes in non-controlling interests	-	1	-	2
Payments of lease liabilities	(10,404)	(9,982)	(26,304)	(24,943)
Proceeds from borrowings	191,515	223,090	286,120	442,248
Repayments of borrowings	(135,617)	(256,628)	(303,888)	(571,122)
Net cash (used in) financing activities	(122,988)	(43,519)	(212,554)	(153,815)

(Decrease) Increase in cash and cash equivalents	(111,701)	73,255	2,687	(621,470)
Movement in cash and cash equivalents
At the beginning of the period	695,127	839,864	584,583	1,554,275
Effect of exchange rate changes	1,813	(2,221)	(2,031)	(21,907)
(Decrease) Increase in cash and cash equivalents	(111,701)	73,255	2,687	(621,470)
	585,239	910,898	585,239	910,898

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Operating income (Loss)	151,694	(90,595)	203,285	(600,140)
Depreciation and amortization	149,627	149,203	294,096	316,180
Impairment	-	-	-	622,402
EBITDA	301,321	58,608	497,381	338,442

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Net cash (used in) provided by operating activities	(50,353)	447,579	20,141	963,657
Capital expenditures	(51,274)	(45,541)	(96,565)	(113,585)
Free cash flow	(101,627)	402,038	(76,424)	850,072

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).

(all amounts in thousands of U.S. dollars)	At June 30,
	2021	2020
Cash and cash equivalents	587,337	910,957
Other current investments	573,679	445,217
Non-current investments	286,264	36,516
Derivatives hedging borrowings and investments	6,833	(23,458)
Current borrowings	(310,344)	(467,115)
Non-current borrowings	(290,071)	(231,799)
Net cash / (debt)	853,698	670,318